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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 TEKTRONIX, INC.
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         OREGON                                          93-09343990
---------------------------                   ---------------------------------
(State of incorporation or                    (IRS Employer Identification  No.)
      organization)

14200 SW Karl Braun Drive, Beaverton, OR                    97077
------------------------------------------      -----------------------------
(Address of principal executive offices)                  (Zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


                                             NAME OF EACH EXCHANGE IN WHICH
  TITLE OF CLASS TO BE SO REGISTERED         EACH CLASS IS TO BE REGISTERED
    Series B No Par Preferred Shares             New York Stock Exchange
            Purchase Rights

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE


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                          SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

         On June 21, 2000, the Board of Directors of Tektronix, Inc. (the "Company") declared a dividend of one Right for each outstanding Common Share of the Company to shareholders of record at the close of business on September 7, 2000. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B No Par Preferred Shares (the "Preferred Stock") at a Purchase Price of $375.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

         Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15 percent or more of the outstanding Common Stock or (ii) ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15 percent or more of such outstanding Common Stock, as such periods may be extended pursuant to the Rights Agreement.

         Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 7, 2000 will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on September 7, 2010, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the time the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.

         In the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Preferred Stock, Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.


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         For example, at an exercise price of $375.00 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $750.00 worth of Common Stock (or other consideration, as noted above) for $375.00. Assuming that the Common Stock had a per share value of $75.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $375.00.

         In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Common Stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

         The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock or the Common Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, (iii) if holders of Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iv) upon the distribution to holders of Preferred Stock or Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price or the number of shares of Preferred Stock issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least 1 percent. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. In the event that there is an Acquiring Person or any person or group (a "Proposed Acquiror") has proposed or publicly announced an intention to propose a transaction that, if consummated, would cause that person to become an Acquiring Person or cause the Company to be acquired in a merger or other business combination, the Board of Directors may redeem the Rights. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.


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         At any time after a person becomes an Acquiring Person, the Board of
Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         The Preferred Stock will be non-redeemable. The Preferred Stock may rank on a lower priority in respect of the preference as to dividends and the distribution of assets with other classes or series of the Company's preferred stock. Each share of Preferred Stock will be entitled to an aggregate of 1,000 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Common Stock) declared on the Company's Common Stock. In the event of liquidation, the holders of Preferred Stock will be entitled to receive a liquidation payment in an amount equal to 1,000 times the payment made per share of Common Stock, plus an amount equal to declared and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The dividend and liquidation rights of the Preferred Stock are protected by antidilution provisions. Each share of Preferred Stock will be entitled to 1,000 votes (subject to certain adjustments) on all matters submitted to the shareholders.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K dated June 21, 2000. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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ITEM 2.  EXHIBITS

EXHIBIT NUMBER             EXHIBIT TITLE

      1. Form of Rights Agreement, dated as of June 21, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., including Exhibit A Terms of the Preferred Stock, Exhibit B Form of Rights Certificate, and Exhibit C Summary of the Right To Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated June 21, 2000)


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     TEKTRONIX, INC.


                                     By: /s/ JAMES F. DALTON
                                         --------------------------------------
                                     Name:   JAMES F. DALTON
                                           ------------------------------------
                                     Title:  Vice President and Secretary
                                           ------------------------------------


Dated: September 6, 2000.


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